Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of April 30, 2020, AeroVironment, Inc. (“we”, “our”, or the “Company”), has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, $0.0001 par value per share (“Common Stock”).

Description of Common Stock

The following description of our Common Stock is a summary and does not purport to be complete. It is subject and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation, as amended (“Certificate of Incorporation”), our Third Amended and Restated Bylaws, as amended (“Bylaws”), which are filed as exhibits to this Annual Report on Form 10-K of which this Exhibit 4.1 is a part and incorporated herein by reference, and the applicable provisions of the Delaware Corporation Law (the “DGCL”). We encourage you to read the Certificate of Incorporation, the Bylaws, and the applicable provisions of the DGCL for additional information.

Authorized Shares

Under our Certificate of Incorporation, we are authorized to issue 100,000,000 shares of Common Stock and 10,000,000 shares of undesignated preferred stock, $0.0001 par value per share (“Preferred Stock”). The outstanding shares of our Common Stock are fully paid and nonassessable.

Voting Rights

Holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights.

Dividend Rights

Subject to preferences that may be applicable to any then-outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably those dividends, if any, as may be declared by our board of directors out of legally available funds.

Liquidation Rights

Upon our liquidation, dissolution or winding up, the holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities of the Company, subject to the prior rights of any Preferred Stock then outstanding.

Other Rights and Preferences

Holders of Common Stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the Common Stock.

Certain Anti-Takeover Provisions of Delaware Law, Our Certificate of Incorporation and Our Bylaws

Some provisions of the DGCL and our Certificate of Incorporation and Bylaws, contain provisions that could make certain transactions more difficult, including an acquisition of us by means of a tender offer, an acquisition of us by means of a proxy contest or otherwise, or the removal of any of our incumbent officers and directors.

These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock. Our board of directors, without further action by our stockholders, may issue up to 10,000,000 shares of undesignated Preferred Stock in one or more series, in each case, in such number and with such voting or other rights, preferences, or privileges as are established by our board of directors with respect thereto, including those superior to our Common Stock, that could impede the success of any attempt to change the control of the Company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of the Company.

Stockholder Meetings. Our Certificate of Incorporation and Bylaws provide that a special meeting of stockholders may be called only by our chairman of the board or president, or by the president or secretary at the request in writing by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

Elimination of Stockholder Action by Written Consent. Our Certificate of Incorporation eliminates the right of stockholders to act by written consent without a meeting.

Election and Removal of Directors. Our board of directors is divided into three classes. The directors in each class serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors. Additionally, no director (other than any directors to be elected by one or more series of Preferred Stock with respect to which our board of directors designates otherwise) may be removed from office by the stockholders except for cause and, in addition to any other vote required by law, upon the affirmative vote of not less than 66⅔% of the total voting power of all outstanding Company securities then entitled to vote generally in the election of directors, voting together as a single class.

Amendments to Certificate of Incorporation and Bylaws. The affirmative vote of holders of at least 66⅔% of the outstanding voting stock of the Company, voting together as a single class, is required to amend certain portions of the Certificate of Incorporation, including the portions regarding our classified board structure and the removal of directors for cause by our stockholders. Our board of directors may amend or repeal our Bylaws without any further action by our stockholders. Our stockholders may amend or repeal the Bylaws with, in addition to any other vote required by law, the affirmative vote of the holders of not less than 66⅔% of the total voting power of all outstanding Company securities then entitled to vote generally in the election of directors, voting together as a single class.

Delaware Anti-Takeover Statute. We are subject to the provisions of Section 203 of the DGCL. Subject to certain exceptions, Section 203 prohibits persons deemed “interested stockholders” from engaging, under certain circumstances, in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders, unless:

●	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated in accordance with the provisions of Section 203 of the DGCL; or

●	on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66⅔% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors. We also anticipate that Section 203 of the DGCL may also discourage attempts that might result in a premium over the market price for the shares of capital stock held by stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, located at 6201 15th Avenue, New York, NY 11219.

Exchange Listing

Our Common Stock is traded on The Nasdaq Global Select Market under the trading symbol “AVAV.”